UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Vanguard Natural Resources, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

92205F106

(CUSIP Number)

July 28, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 92205F106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Segundo Navarro Drilling, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,350,873
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,350,873

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.12%
12	TYPE OF REPORTING PERSON* OO – limited partnership

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 92205F106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tercero Navarro, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,350,873
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,350,873

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.12%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 92205F106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lewis Energy Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,350,873
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,350,873

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.12%
12	TYPE OF REPORTING PERSON* OO – limited partnership

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Segundo Navarro Drilling, Ltd., a Texas limited partnership (“Segundo”), Tercero Navarro, Inc., a Delaware corporation and the sole general partner of Segundo (“the General Partner”), and Lewis Energy Group, L.P., a Delaware limited partnership and the parent entity of Segundo (the “Parent”), relating to common units representing limited liability company interests (the “Common Units”) of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Issuer”), purchased by Segundo.

Item 1	(a)	Name of Issuer.

Vanguard Natural Resources, LLC

Item 1	(b)	Address of Issuer’s Principal Executive Offices.

7700 San Felipe, Suite 485 Houston, Texas 77063

Item 2	(a)	Name of Person Filing.

Item 2	(b)	Address of Principal Business Office.

Item 2	(c)	Place of Organization.

Segundo Navarro Drilling, Ltd. 10101 Reunion Place, Suite 1000 San Antonio, Texas 78216-4157 A Texas limited partnership

Tercero Navarro, Inc. 10101 Reunion Place, Suite 1000 San Antonio, Texas 78216-4157 A Delaware corporation

Lewis Energy Group, L.P. 10101 Reunion Place, Suite 1000 San Antonio, Texas 78216-4157 A Delaware limited partnership

Item 2	(d)	Title of Class of Securities.

Common Units representing limited liability company interests (the “Common Units”)

Item 2	(e)	CUSIP Number.

92205F106

Item 3		Reporting Person.

The persons filing are not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a) Segundo Navarro Drilling, Ltd. is the record and beneficial owner of 1,350,873 Common Units. The General Partner may be deemed to beneficially own the Common Units held by Segundo as a result of being the sole general partner of Segundo. The Parent may be deemed to beneficially own the Common Units held by Segundo as a result of being the parent entity of Segundo.

(b) The Reporting Persons beneficially own 1,350,873 Common Units which represents 11.12% of the Common Units outstanding. This percentage is determined by dividing the number of common units beneficially held by the Reporting Persons by 12,145,873, the number of common units outstanding as of July 30, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed with the Securities and Exchange Commission on July 31, 2009.

(c) The information set forth in Items 5 through 9 of the cover pages hereto is incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

As the Chief Executive Officer and principal equityholder of Lewis Energy Group, L.P., Mr. Rodney R. Lewis also may have the right to receive or the right to direct the receipt of dividends from or the proceeds of sale of the Common Units beneficially owned by the Reporting Persons.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2009

SEGUNDO NAVARRO DRILLING, LTD.

By:	Tercero Navarro, Inc., its general partner

By:	/s/ Rodney R. Lewis
Name:	Rodney R. Lewis
Title:	President

TERCERO NAVARRO, INC.

By:	/s/ Rodney R. Lewis
Name:	Rodney R. Lewis
Title:	President

LEWIS ENERGY GROUP, L.P.

By:	Tercero Navarro, Inc., its general partner

By:	/s/ Rodney R. Lewis
Name:	Rodney R. Lewis
Title:	President

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common units representing limited liability company interests of Vanguard Natural Resources, LLC, a Delaware limited liability company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 14, 2009.

SEGUNDO NAVARRO DRILLING, LTD.

By:	Tercero Navarro, Inc., its general partner

By:	/s/ Rodney R. Lewis
Name:	Rodney R. Lewis
Title:	President

TERCERO NAVARRO, INC.

By:	/s/ Rodney R. Lewis
Name:	Rodney R. Lewis
Title:	President

LEWIS ENERGY GROUP, L.P.

By:	Tercero Navarro, Inc., its general partner

By:	/s/ Rodney R. Lewis
Name:	Rodney R. Lewis
Title:	President